Exhibit 99.1

Date: Apr 1, 2019	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NORZINC LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 18, 2019
Record Date for Voting (if applicable) :	April 18, 2019
Beneficial Ownership Determination Date :	April 18, 2019
Meeting Date :	June 06, 2019
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	66976U104	CA66976U1049

Sincerely,

Computershare
Agent for NORZINC LTD.